Exhibit 99.1

Press Release

Media contacts
Christine Peters
T +49 160 60 66 770
christine.peters@freseniusmedicalcare.com

Ryan Jimenez
T +1 781 699 3900
ryan.jimenez@freseniusmedicalcare.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609 2525
dominik.heger@freseniusmedicalcare.com

www.freseniusmedicalcare.com

Fresenius Medical Care Refines China Commercial Strategy with a Focus on Long-Term Growth and Market Leadership

•	Refinements support the Company’s China go-to-market and commercial strategy in an important and growing market
•	Strategy focuses on localized portfolio and innovation in China
•	Portfolio decisions expected to result in related one-time costs in Q3 2026 treated as a special item

Bad Homburg (September 25, 2026) – Fresenius Medical Care (FME), the world's leading provider of products and services for individuals with renal diseases, today announced refinements to its China commercial strategy to support long-term growth and strengthen its market position through a more localized portfolio, increased commercialization of locally relevant innovation and a focused go-to-market approach.

Fresenius Medical Care has operated in China for more than two decades. The market represents approximately 6-7% of the Company’s Care Enablement operating segment revenues and offers long-term growth opportunities supported by rising prevalence of chronic kidney disease, continued expansion of dialysis care and increasing demand for advanced treatment technologies.

“China is an important market for our Care Enablement business,” said Helen Giza, Chief Executive Officer for Fresenius Medical Care. “As the market evolves, we are refining our portfolio to focus on the areas where we can create the greatest value for patients and customers.”

As part of these actions, Fresenius Medical Care strengthened local leadership, including the appointment of market General Manager Rex Liu. The Company will increasingly focus on innovative technologies for in-center dialysis and critical care, including the high-volume hemodiafiltration-enabled 5008S CAREsystem, multiFiltratePRO, and other advanced dialysis products. As part of the portfolio focus, the Company will both discontinue production and sales of the 4008A hemodialysis system locally and exit its China peritoneal dialysis (PD) business while maintaining existing obligations in the market.

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“We are confident that this is the right portfolio and strategy that will best position us to compete and grow in China,” said Joe Turk, Chief Executive Officer for Fresenius Medical Care’s Care Enablement operating segment. “We remain committed to the market and will continue leveraging our local manufacturing footprint and China Design Center to support profitable growth.”

The portfolio optimization actions related to the PD business and discontinuation of the 4008A platform are expected to result in one-time costs of approximately €110 million primarily attributable to impairment charges, scrappage and termination costs. The charge will be treated as a special item and is expected to be recognized in the third quarter of 2026. The portfolio adjustment is not expected to impact the future revenue outlook for Care Enablement’s China business in a meaningful way.

About Fresenius Medical Care:

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 4.5 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,513 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approx. 290,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this release.

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